Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2017	2016
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$61	$20
Add (deduct):
Equity in earnings of unconsolidated entities	(33)	(35)
Distributions from unconsolidated entities	11	14
Amortization of capitalized interest	2	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(1)
	$41	$–
Add fixed charges:
Consolidated interest expense[2]	28	28
Interest portion (1/3) of consolidated rent expense	14	13
	$83	$41

FIXED CHARGES:
Consolidated interest expense[2]	$28	$28
Interest portion (1/3) of consolidated rent expense	14	13
	$42	$41

RATIO OF EARNINGS TO FIXED CHARGES	1.98	1.00

[1]	Includes $17 million of Gain on license sales and exchanges, net in 2017.

[2]	Interest expense on income tax contingencies is not included in fixed charges.